Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.

Subject Company:  Stratus Services Group, Inc.

Commission File No. 001 15789

Registration on Form S-4

(Registration No. 333-112814)

On May 25, 2004, Stratus Services Group, Inc. issued the following press release:

CONTACT:	STRATUS SERVICES GROUP, INC.
Suzette Nanovic Berrios, Esq.
(732) 866-0300 — Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. REPORTS FURTHER

EXTENSION OF EXCHANGE OFFER

Manalapan, New Jersey, May 25, 2004 —Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that it is extending the expiration date of its exchange offer to the holders of its Series E Preferred Stock from May 25, 2004 to June 10, 2004.

The condition to the exchange offer that the registration statement filed by Stratus to register the securities to be issued in the exchange offer be declared effective by the Securities and Exchange Commission was satisfied on May 13, 2004.  Holders of the Series E Preferred Stock are urged to read the registration statement and other documents filed by Stratus with the Securities and Exchange Commission in connection with the exchange offer because they contain important information.  Stockholders may obtain a free copy of these documents from Stratus or at the SEC’s website, www.sec.gov.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states.  Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer’s labor resources.  Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company’s actual results and financial condition to differ from the Company’s expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company’s services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.